UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TREK RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

89475-10-0

(CUSIP Number)

Michael E. Montgomery
4925 Greenville Avenue, Suite 955
Dallas, Texas 75206
(214) 373-0318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William L. Boeing
Haynes and Boone, LLP
2505 N. Plano Road, Suite 4000
Richardson, Texas 75082
Phone: (972) 680-7553
Fax: (972) 692-9053

August 26, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:            [   ]

SCHEDULE 13D

CUSIP No. - 894725-10-0
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael E. Montgomery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,927,940*
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 20,927,940*
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,927,940*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.5%*
14	TYPE OF REPORTING PERSON IN

* Includes (1) 20,527,940 shares of Common Stock owned of record by Mr. Montgomery and (2) 400,000 shares of Common Stock that may be purchased by Mr. Montgomery pursuant to employee stock options.

This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Michael E. Montgomery with the Securities and Exchange Commission ("SEC") on August 2, 2002 relating to the Common Stock of Trek Resources, Inc. (the "Filing"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing. The main purpose of this amendment is to amend and restate the information contained in Items 3, 4 and 5 of the Filing. Except as set forth below, all previous Items of the Filing remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

        The source of funds used for the purchase of the 20,527,940 shares of Common Stock reported herein and owned of record by Montgomery was personal funds. The aggregate amount of funds used for such purchases was approximately $1,145,000.

Item 4. Purpose of Transaction.

        As previously reported on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2001 (the "Schedule 13G Filing"), Montgomery was the beneficial owner of an aggregate total of 20,727,940 shares of Common Stock. Mr. Montgomery purchased an additional 200,000 shares of Common Stock on June 21, 2002.

        On July 31, 2002, Montgomery purchased 37,990 shares of Common Stock (the "Stock") from James P. McGowen ("McGowen") for $1.00 per share. In connection with this purchase, McGowen granted Montgomery an option to buy the remaining 10,064,948 shares of Common Stock owned of record by McGowen at any time before September 1, 2002 for an aggregate total of $820,760, or approximately $.0815 per share (the "Option"). The Stock and the shares of Common Stock underlying the Option were also reported as beneficially owned by Mr. Montgomery in the Schedule 13G Filing, as Montgomery holds an irrevocable voting proxy for such shares of Common Stock.

        On August 26, 2002, Montgomery exercised the Option and purchased 10,064,948 shares of Common Stock from McGowen for an aggregate purchase price of $820,760. Contemporaneously with the exercise of the Option, McGowen resigned as a director of Trek.

        The shares of Common Stock beneficially owned by Montgomery were acquired for investment purposes. However, Montgomery intends to monitor his interests in Trek on an ongoing basis and to take such measures as he deems appropriate from time to time in furtherance of such interests. Montgomery may from time to time acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then beneficially owned by him, discuss Trek's business, operations, or other affairs with Trek's board of directors, shareholders or others or take such other actions as Montgomery may deem appropriate.

        Montgomery believes that it would be desirable for Trek to explore the possibility of pursuing strategic alternatives that may enhance shareholder value. Such alternatives could involve, without limitation, the merger or consolidation of Trek with or into another entity, a sale of all or a material portion of Trek's assets, a restructuring of Trek's outstanding equity and indebtedness or the purchase by Trek of entities operating in similar business lines or the assets of such entities.

        Except as described herein, Montgomery has no present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D. Montgomery does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of the Issuer.

(a)	Number of Securities Beneficially Owned: 20,927,940 shares of Common Stock*

Percentage of Class: 58.5%*

(b)

Sole Voting Power:   20,927,940 shares of Common Stock*

Shared Voting Power:    0 shares of Common Stock

Sole Dispositive Power:    20,927,940 shares of Common Stock*

Shared Dispositive Power:    0 shares of Common Stock

(c)

In a private transaction conducted on August 26, 2002, Montgomery acquired 10,064,948 shares of Common Stock from McGowen for an aggregate purchase price of $820,760. Montgomery effectuated this purchase by exercising the Option.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael E. Montgomery
Michael E. Montgomery
Date: August 26, 2002